Exhibit 99.25

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR THE SECOND QUARTER OF 2018

Montreal, Canada – July 5, 2018 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the second quarter ended May 31, 2018.

Second quarter 2018 financial highlights

•	Record second quarter net sales of $12.3 million, up 23.1% from the same quarter last year
•	First sales of Trogarzo™ recorded towards the end of the second quarter
•	EGRIFTA® sales up 11.2% (16.7% in U.S. currency)
•	Negative EBITDA of $1,054,000 in the second quarter of 2018 compared to a negative EBITDA of $3,739,000 for the same quarter last year[1]
•	Cash position of $24,149,000 at May 31, 2018
•	US$57,500,000 financing closed on June 19, 2018

“Although we are at a very early stage in the commercialization of Trogarzo™ in the U.S., we can appreciate the positive impact it is having on our bottom line. Given the positive response from patients, physicians and payers, Trogarzo™ sales are gradually picking up steam and we should continue to observe the benefits of our new product to our results,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

Second quarter 2018 financial results

Consolidated revenue for the three- and six-month periods ended May 31, 2018 was $12,326,000 and $22,544,000 compared to $10,016,000 and $19,051,000 for the same periods ended May 31, 2017, an increase of 23.1% and 18.3% respectively. Revenue growth for the last quarter compared to the same quarter last year reflects the added contribution of Trogarzo™.

Net sales of EGRIFTA® were our strongest ever for a second quarter. EGRIFTA® net sales revenue was $11,140,000 in the second quarter of fiscal 2018, compared to $10,015,000 in the second quarter of the prior year, representing an increase of 11.2%. In USD, net EGRIFTA® sales in the second quarter of fiscal 2018 were $8,674,000 compared to $7,432,000 in the second quarter of fiscal 2017, an increase of 16.7%.

Trogarzo™ has been commercially available in the United States since April 30, 2018 which allowed Theratechnologies to record its first revenues from Trogarzo™. For the second quarter of 2018, Trogarzo™ revenues amounted to $1,186,000 or US$924,000.

For the three- and six-month periods ended May 31, 2018, cost of sales was $2,789,000 and $4,935,000 compared to $2,041,000 and $4,091,000 in the comparable periods of fiscal 2017. Cost of goods sold was $2,049,000 and $3,234,000 compared to $1,179,000 and $2,265,000 for the same periods last year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo™.

[1]	See “Non-IFRS Financial Measures” below

Cost of sales also includes royalties due under the terms of the agreement terminating the collaboration and licensing agreement with EMD Serono, Inc (the “Termination Agreement”). In the three- and six-month periods of 2018, royalties recorded on EGRIFTA® sales amounted to $578,000 and $1,699,000 as compared to $987,000 and $1,773,000 during the same periods in 2017.

R&D expenses in the three- and six-month periods ended May 31, 2018 amounted to $2,436,000 and $4,834,000 compared to $3,654,000 and $5,674,000 in the comparable periods of fiscal 2017.

Several factors contributed to the lowering of R&D expenses including costs associated with two Phase 4 clinical trials, which amounted to $351,000 and $768,000 in the three- and six-month periods ended May 31, 2018 compared to $632,000 and $1,079,000 in the comparable periods of fiscal 2017. On May 1, 2018, Theratechnologies announced that it had been released from its last post-approval commitments by the FDA (see note 25(e) of our audited annual consolidated statements for the year ended November 30, 2017).

The reduction in R&D expenses is also explained by a decrease in medical affairs initiatives as the approval of Trogarzo™ shifted more focus towards marketing initiatives. Costs associated with the development of the F4 Formulation were also down significantly in the second quarter of 2018 compared to the same quarter last year which, at the time, included a non-recurring expense for a product batch required for the bioequivalence study. R&D expenses also include regulatory affairs activities, such as preparation for the European filing of Trogarzo™, quality assurance and medical affairs initiatives for EGRIFTA®.

Selling and Market Development expenses in the three- and six-month periods ended May 31, 2018 amounted to $7,651,000 and $14,344,000 compared to $7,191,000 and $10,958,000 in the comparable periods of fiscal 2017. While this item is slightly more compared to the same period last year, it is mostly stable quarter over quarter.

Compared to the same quarter last year, selling and market development expenses in the second quarter of fiscal 2018 were impacted by higher spending to prepare the commercialization strategy of Trogarzo™ in Europe as well as expenses related to the launch meeting held in Montreal to train our sales force after the approval of Trogarzo™ by the FDA. Selling and market development expenses also include promotion of EGRIFTA® and Trogarzo™ in the territories where they are approved.

Amortization of the intangible asset value established for the EGRIFTA® and Trogarzo™, since April 30, 2018, commercialization rights is also included in selling and market development expenses. We recorded an expense of $532,000 and $1,008,000 in the three- and six-month periods ended May 31, 2018 compared to $509,000 and $1,008,000 in the prior-year periods.

General and Administrative expenses in the three- and six-month periods ended May 31, 2018 amounted to $1,642,000 and $3,155,000 compared to $1,698,000 and $2,932,000 reported in the comparable periods of fiscal 2017.

Finance income, consisting of interest income, for the three- and six-month periods ended May 31, 2018 was $100,000 and $200,000 compared to $84,000 and $149,000 in the comparable periods of fiscal 2017.

Finance costs for the three- and six-month periods ended May 31, 2018 were $368,000 and $563,000 compared to $4,625,000 and $6,897,000 in the comparable periods of fiscal 2017. Finance costs no longer include losses related to the change in the fair value of warrant liability ($4,020,000 in the second quarter of 2017) as the last outstanding warrants were exercised in the third quarter of 2017.

Accretion expense on the long-term obligation was $242,000 and $524,000 for the three- and six-month periods of 2018 compared to $384,000 and $802,000 for the same periods last year, reflecting the lower outstanding balance during these periods.

Adjusted EBITDA for the three- and six- month periods ended May 31, 2018 was $(1,054,000) and $(3,075,000) compared to $(3,739,000) and $(3,014,000) in the comparable periods of fiscal 2017. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $2,460,000 or $(0.03) per share in the second quarter of fiscal 2018 and a net loss of $5,087,000 or $(0.07) per share for the six-month period ended May 31, 2018 compared a net loss of $9,109,000 or $(0.12) per share in the three months ended May 31, 2017 and a net loss of $11,352,000 or $(0.16) per share compared for the six-month period ended May 31, 2017.

For the three- and six-month periods ended May 31, 2018, cash flow used in operating activities was $(4,128,000) and $(5,273,000) compared to $(88,000) and $2,472,000 for the same periods last year.

In the second quarter of fiscal 2018, changes in operating assets and liabilities had a negative impact on cash flow of $(2,714,000). These changes include an increase in trade and other receivables of $3,498,000 as a result of higher sales and a $2,113,000 increase in accounts payable and accrued liabilities.

In the first six months of fiscal 2018, changes in operating assets and liabilities negatively affected cash flow by $1,213,000 compared to an increase in cash flow of $5,761,000 in the comparable period of fiscal 2017. As was the case in the second quarter of fiscal 2017, the most significant changes were an decrease in trade and other receivables of $369,000, and decreased accounts payable and accrued liabilities of $425,000.

In the second quarter of 2018, the Company received cash consideration of $122,000 for the exercise of broker options and $284,000 for stock options exercised during the period.

Financing activities in the second quarters of fiscal 2018 and fiscal 2017 also included scheduled payments against the long-term obligation of US$4,000,000 ($5,137,000 in fiscal 2018 compared to $5,390,000 in fiscal 2017).

As at May 31, 2018, cash, cash equivalents and bonds amounted to $24,149,000 compared to $32,929,900 at November 30, 2017.

Subsequent Events

On June 19, 2018, Theratechnologies closed a transaction of a note offering, or the Offering, which grossed US$57,500,000 including the full exercise of the over-allotment option.

The notes are direct, senior, unsecured obligations of Theratechnologies and bear interest at a rate of 5.75% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on December 31, 2018.

Theratechnologies used the net proceeds of the Offering to fund payments totaling US$23,850,000 due under the third amendment of the EMD Serono termination and transfer agreement, or the Renegotiated Agreement. Theratechnologies also intends to use an amount of approximately US$5,000,000 for the approval and commercialization of Trogarzo™ in Europe and other jurisdictions, an amount of approximately US$5,000,000 to fund working capital and the remainder will be allocated for other general corporate purposes, including potential acquisitions in the execution of its business plan.

The Renegotiated Agreement signed with EMD Serono enabled Theratechnologies to realize savings from a reduction of future payment obligations and also to eliminate a royalty payment that was previously impacting the company’s gross profit margins. The transaction is expected to be accretive to the company’s EBITDA by over US$4.5 million per year for the next four or five years. Furthermore, as part of the Renegotiated Agreement, EMD Serono agreed to cancel all liens, hypothec and security interest over Theratechnologies’ assets.

Giving effect to the Notes offering and the Renegotiated Agreement, the pro forma cash position was $64,263,000 at May 31, 2018.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of Canadian dollars)

	Three-month periods ended May 31,		Six-month periods ended May 31,
	2018	2017	2018	2017
	$	$	$	$
Net loss	(2,460)	(9,109)	(5,087)	(11,352)
Add (deduct):
Depreciation and amortization	538	516	1,018	1,020
Finance costs	368	4,625	563	6,897
Finance income	(100)	(84)	(200)	(149)
Share-based compensation for stock option plan	438	485	633	617
Write-down of inventories	162	(172)	(2)	(47)
Adjusted EBITDA	(1,054)	(3,739)	(3,075)	(3,014)

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at http://www.gowebcasting.com/9307. Audio replay of the conference call will be available two hours after the call’s completion until July 19, 2018, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 4199075.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding sales of TrogarzoTM and its impact on our operating results, the approval and commercialization of TrogarzoTM in Europe and other jurisdictions and the allocation of the proceeds of the Offering.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of TrogarzoTM will continue to grow, TrogarzoTM will be approved for commercialization in Europe and the proceeds from the Offering will be used as described in this press release.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that sales of TrogarzoTM do not increase or remain stable, that coverage for TrogarzoTM becomes limited, that TrogarzoTM is not approved in Europe and that changes in our business plan or unexpected events cause us to use the proceeds from the Offering differently than as described in this press release.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 6, 2018 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800